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(CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              For immediate release

               CONVERSION OF INTERESTS IN CORPORATION COPPER RAND
      INTO SHARES OF CAMPBELL RESOURCES AND SUSPENSION OF DEVELOPMENT WORK.
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MONTREAL, June 6, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF),
announces that its three partners in the Copper Rand Project; the Solidarity Fund QFL ("QFL"), SOQUEM Inc. ("SOQUEM"), and the Societe de developement de la Baie James ("SDBJ") (collectively the "Partners") have given notice of conversion of a portion of the shares of Corporation Copper Rand Inc. ("CCR") and in the case of SOQUEM Inc and SDBJ, shares in CCR and debentures of Campbell Resources' subsidiary, MSV Resources Inc. which they hold into common shares of Campbell Resources.

Under the Copper Rand financing completed in March 2001 and the merger of MSV Resources and GeoNova Explorations Inc. into Campbell, completed in June 2001, the interests of the Partners in CCR were convertible into debentures of MSV Resources and in turn into common shares of Campbell Resources at a conversion price of $1.025 per common share. As part of the merger, common shares of Campbell were reserved for issuance to the Partners for conversion of their interests in CCR. In accordance with the notices of conversion received today, Campbell will issue a total of 15,010,488 common shares to the Partners at a conversion price of $1.025 per share. Following the conversion, Campbell will have 59,567,973 common shares outstanding and will increase its ownership in CCR from 26% to 76% with each of the Partners continuing to hold 8% of CCR.

Work at the Copper Rand 5000 project will be suspended to allow for the completion of the required financing. Some 80 employees of MSV Resources, operator of the project, will be temporarily laid-off. To date, deepening of the existing shaft is complete and 50% of the 4250-foot decline leading to the ore body has been completed.

The Company expects to resume its development activities at Copper Rand as soon as the required financing is in place.

Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -




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FOR MORE INFORMATION:



CAMPBELL RESOURCES INC.

Andre Y. Fortier,
President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com


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